CONFIDENTIAL TREATMENT REQUESTED BY
KRATOS DEFENSE & SECURITY SOLUTIONS, INC. PURSUANT TO RULE 83, 17 C.F.R. § 200.83

October 26, 2012

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington,  D.C. 20549
Mail Stop 0407

Re:       Kratos Defense & Security Solutions, Inc.
Form 10-K for fiscal year ended December 25, 2011
Filed March 7, 2012
Form 10-Q for June 24, 2012
Filed August 2, 2012
File No. 001-34460

Dear Mr. Spirgel,

We are providing to the staff of the SEC’s Division of Corporation Finance (the “Staff”) the responses of Kratos Defense & Security Solutions (the “Company,” "Kratos" or “we”) to the comments in your letter dated October 12, 2012 regarding the Company’s Form 10-K for the year ended December 25, 2011, filed with the SEC on March 7, 2012, and the Company's Form 10-Q for the quarter ended June 24, 2012, filed with the SEC on August 2, 2012.  For your convenience, we have reproduced your comments in bold below.

Because of the sensitive nature of the information contained in certain parts of this letter, this submission is accompanied by a request for confidential treatment of such information. We are requesting confidential treatment for certain parts of this letter, as indicated by [***], pursuant to the Freedom of Information Act (“FOIA”) and have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request. A clean, un-redacted version of this letter has been separately submitted to the Staff.  In the event that the SEC receives a request for access to the information designated as confidential herein, whether pursuant to the FOIA or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to the undersigned.

Form 10-K for the Fiscal Year Ended December 25, 2011

General

1.	Please revise your file number to 001-34460.

Company Response:

The Company will revise its file number in future filings.

Item 6. Selected Financial Data, page 39

2.
Please explain to us the factors affecting the 2010 and 2011 financial information in future Form 10-K filings.  We note your acquisitions in 2010 and 2011.  The current disclosure does not describe the major factors for the significant variances in the Selected Financial Data such that it is readily apparent to the reader.  Refer to instruction #2 to Item 301 of Regulation S-K.

Company Response:

The Company will explain the factors affecting the 2010 and 2011 financial information in future Form 10-K filings in accordance with instruction #2 to Item 301 as follows:

The 2010 and 2011 Consolidated Operations Data and Consolidated Balance Sheet Data have been impacted by the acquisitions we completed in those periods, which include the following: Gichner Holdings, Inc. on May 19, 2010, DEI Services Corporation on August 9, 2010, Southside Container and Trailer, LLC on December 7, 2010, Henry Bros. Electronics, Inc. on December 15, 2010, Herley Industries, Inc. on March 25, 2011, Integral Systems, Inc. on July 27, 2011, and SecureInfo Corporation on November 15, 2011.  The Consolidated Operations Data reflects the results from operations for each of the acquired companies from the date of acquisition and forward, which contributed an aggregate $104.8 million and $384.3 million increase in revenues from 2009 to 2010 and from 2010 to 2011, respectively, and includes $3.1 million and $12.5 million of acquisition related expenses for fiscal 2010 and 2011, respectively.  The Consolidated Balance Sheet Data reflects the impact of the acquisitions as well as the issuance of $625 million in Senior Secured Notes and the issuance of approximately 15.3 million common shares to fund the acquisitions.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Principles and Estimates

Revenue Recognition, Page 60

3.
Please tell us the amount and percentage of contract revenue for which reliable estimates are not practical during contract performance until a final estimate can be made. The percentage of completion method of revenue recognition prescribes the use of reliable estimates for similar types of contracts in accordance with ASC 605-35-25.  Please tell us in detail why it is impractical to make reliable estimates for certain fixed price contracts.  In addition, tell us why it is appropriate to defer costs in excess of your funded contract value until the contract has been funded by your customer.  Refer to your basis in the accounting literature.

Company Response:

In certain instances where revenue is recognized under the guidance of ASC 605-35, when we have not reached final negotiation on unpriced change orders, and the terms of the change order are unapproved in regard to both scope and price, but we have determined that recovery is  probable and events necessary for recovery are likely to occur,  and it is certain that we will not incur a loss on the change order, we record revenues to the extent contract costs have been incurred in accordance with ASC 605-35-25-28 through 31.  For the year ended December 31, 2011, we recorded revenues of approximately $0.5 million for these types of circumstances, which represented approximately 0.07% of our consolidated revenues.  Once the scope and the price of the change order have been approved, we record revenues at the expected profit margin.

In certain instances where revenue is recognized under the guidance of ASC 605-35, when our customers have requested that we commence work prior to receipt of the contract award and funding and we have incurred costs related to that specific anticipated contract, and we believe recoverability of the costs is probable, we may defer those costs incurred until the associated contract has been awarded and funded by the customer in accordance with ASC 605-35-25-41.

Due to the historical and future anticipated infrequency or occurrence of recognizing revenue to the extent costs have been incurred the Company proposes the following modification to its disclosure as identified by italicized text to future filings:

A portion of our fixed price completion contracts are within the scope of Topic 605-35. For these contracts, revenue is recognized using the percentage-of-completion method based on the ratio of total costs incurred to date compared to estimated total costs to complete the contract. Estimates of costs to complete include material, direct labor, overhead, and allowable indirect expenses for our government contracts. These cost estimates are reviewed and, if necessary, revised monthly on a contract-by-contract basis. If, as a result of this review, we determine that a loss on a contract is probable, then the full amount of estimated loss is charged to operations in the period it is determined that it is probable a loss will be realized from the full performance of the contract. ~~In certain instances in which it is impractical to estimate the final outcome of the project margin, but it is certain that we will not incur a loss on the project, we may record revenue equal to cost incurred, at zero margin. In the event that our cost incurred to date may be in excess of our funded contract value, we may defer those costs until the associated contract value has been funded by the customer. Once the final estimate of the outcome of the project margin is determined, we will record revenue using the percentage-of-completion method of accounting based on the ratio of total costs incurred to date compared to the estimated total costs to complete the project.~~In certain instances, when our customers have requested that we commence work prior to receipt of the contract award and funding and we have incurred costs related to that specific anticipated contract, and we believe recoverability of the costs is probable, we may defer those costs incurred until the associated contract has been awarded and funded by the customer.

Item 8. Financial Statements and Supplementary Data

Note 3. Acquisitions

Integral Systems, Inc., page F-27

4.
We note your disclosure that there "were no contingent liabilities associated with theacquisition of Integral." We also note your disclosures of the indemnificationagreements of the former Integral officers including yourpayments to them under suchagreements.  Please tell us how you considered the agreements in arriving at your conclusion that you had no contingent liabilities associated with the Integral acquisition.  In addition, disclose the amount of any accrual, the amount or range of reasonably possible loss in addition to the amount accrued and/or the reason such disclosures are not necessary.

Company Response:

The Company's disclosure that there "were no contingent liabilities associated with the acquisition of Integral" was in reference to the fact that there was no contingent purchase consideration related to the Integral acquisition.

The Company proposes to amend the disclosure in future filings regarding contingent liabilities as follows to provide further clarification:

There was no contingent purchase consideration associated with the acquisition of Integral.

The Company assumed Integral’s liability for indemnifying certain former directors and officers related to an ongoing SEC investigation and civil litigation.  The indemnification agreements for these former directors and executives provide that Integral, and consequently the Company, is obligated to advance or reimburse these former directors and officers for expenses related to the legal defense of these former directors and officers.

The Company evaluated the indemnification obligations to the former Integral officers and directors that it assumed as part of the Integral acquisition, taking into consideration the legal costs incurred to date at the time of the acquisition, the estimated future legal costs, and the estimated remaining coverage available under Integral's applicable directors and officers liability insurance policy.  The estimated future legal costs were based upon estimates provided by the various legal counsels involved.  The Company recorded a liability related to these matters during the measurement period in accordance with ASC 805-20-25-20.

Since the liability recorded by the Company is specifically related to the legal defense of two named individuals for civil actions, the Company respectfully requests that the amount of the accrual be provided confidential treatment.  The Company has considered disclosing the aggregate amount of accrual related to all legal matters disclosed in Note 15 on Page F-66.  However, the Company believes that as this is the only active legal matter disclosed in Note 15, a reader would likely attribute a substantial portion of the aggregate accrual amount solely to the Integral indemnification obligations matter. The amount of the accrual recorded by the Company related to the indemnification obligations was [***] million.

[***] CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS LETTER OF RESPONSE SUBMITTED ON BEHALF OF KRATOS DEFENSE & SECURITY SOLUTIONS, INC.

Note 5(a).  Issuance of 10% Senior Secured Notes due 2017, page F-41

5.	Please disclose the guarantors of the Notes. In addition, provide all disclosures under Rule 3-10 of Regulation S-X or tell us why such disclosures are not required.

Company Response:

The 10% Senior Secured Notes (“Notes”) were issued by Kratos Defense & Security Solutions, Inc., with each of the Company's 100% owned domestic subsidiaries, both those existing on the issue date and any future domestic subsidiaries, being required to be guarantors of the Notes.  The Company's foreign subsidiaries were specifically excluded from being named as guarantors of the Notes solely due to the negative income tax ramifications that would be triggered if a foreign subsidiary were to be named as a guarantor.  In addition, in order to avoid the negative deemed dividend tax treatment if more than 66 2/3% of the capital stock of such foreign subsidiary were pledged as collateral for the Notes, the maximum amount of capital stock of each foreign subsidiary that could be pledged as collateral for the Notes was set at 65% in the indenture agreement, to provide adequate clearance from the maximum 66 2/3% threshold.  Each of the Company's foreign subsidiaries is 100% owned by a domestic subsidiary of the Company that is a guarantor of the Notes.

In addition, all of the existing and future property and assets owned by the Company and the guarantors, including 65% of the capital stock of each of the foreign subsidiaries, are pledged as collateral securing the Notes.  Due to the negative income tax ramifications referred to above, the foreign subsidiaries have not been named as guarantors, and the capital stock pledge is set at no more than 65%.  The aggregate value of the collateral pledged by the foreign subsidiaries, underlying the 65% portion of capital stock that has been pledged, is approximately $46.3 million at December 25, 2011, or 8.7% of the principal value of the Notes.  The Company will monitor the aggregate collateral values guaranteed by the foreign subsidiaries on a periodic basis to ensure compliance with Rule 3-16 reporting requirements.

The Company's consolidated operating results, which include the operating results of the foreign subsidiaries, are the basis for the calculations of all financial covenant ratios established by the indenture for the Notes.

The Company's consideration of the requirements set forth in Rule 3-10(f) is as follows:

Kratos, the parent company, issued the Notes and all of its domestic subsidiaries guarantee the Notes.
(1)Each of the subsidiary guarantors is 100% owned by Kratos, the parent company issuer.
(2)The guarantees provided by the guarantors are full and unconditional; and
(3)The guarantees provided by the guarantors are joint and several.

Further, the Company evaluated Note 1 of paragraph (f) and concluded that (1) the parent company has no independent assets or operations, and the guarantees provided by the subsidiaries are full and unconditional and joint and several; and (2) the foreign subsidiaries which are not guarantors of the Notes are minor, since both on an individual basis and an aggregate basis, the total assets, stockholders' equity, revenues, income from continuing operations before income taxes, and cash flows from operating activities underlying the 35% portion of the capital stock that has not been pledged represents less than 3% of the parent company's consolidated amount.  Accordingly,  the Company believes that the condensed consolidating footnote to the Company's financial statements as provided in paragraph 3-10 (f), is not required. The Company believes that  evaluation of the 35% portion of the capital stock of the foreign subsidiaries that is not pledged as collateral is the most appropriate measure to evaluate their level of significance (i.e., determining whether the subsidiary is minor).

While we don't believe such a presentation was necessary, if we had presented a condensed consolidating schedule in our 2011 annual report, the schedule including the 65% portion of the foreign subsidiaries that is pledged as collateral would reflect aggregate assets of subsidiary guarantors totaling $1.19 billion (out of $1.22 billion total consolidated assets), and an aggregate loss from continuing operations before income taxes of $22.7 million of subsidiary guarantors (out of a consolidated loss from continuing operations before income taxes of $22.8 million for the year).  The 35% portion of the foreign subsidiaries that is not pledged as collateral would reflect aggregate assets of $25.0 million (out of $1.22 billion total consolidated assets), and an aggregate loss from continuing operations before income taxes of $0.2 million (out of a consolidated loss before income taxes of $22.8 million for the year).  In summary, substantially all (making up approximately 97.5% of the consolidated assets) of the subsidiaries guarantee or collateralize the Notes. We will continue to monitor on a regular basis whether  the portion of the foreign subsidiaries that has not been pledged as collateral is minor.

For additional clarification, the following is the proposed disclosure to be added to Note 5 in future filings:

The Notes are guaranteed by all of the Company’s 100% owned domestic subsidiaries and are collateralized by the assets of all of the Company’s 100% owned subsidiaries. The Notes are fully and unconditionally guaranteed on a joint and several basis by each guarantor subsidiary and the Company. There are no contractual restrictions limiting cash transfers from guarantor subsidiaries by dividends, loans or advances to the Company.

In addition, as requested by the Staff, the Company hereby acknowledges that:

· The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
· Staff comments or changes in response to Staff comments in the proposed disclosure in the Form 10-K and other periodic reports do not foreclose the Commission from taking any action with respect to the filing; and
· The Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact me at (858)812-7321.

Sincerely,

Deanna H. Lund
Executive Vice President and Chief Financial Officer

Cc:   Kratos SVP and General Counsel - Deborah Butera
Cc:   Grant Thornton - Don Williams
Cc:   Paul Hastings - Deyan Spiridinov